Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated February 26, 2016 and the

accompanying Prospectus, dated October 3, 2014

Registration Statement No. 333-199159

February 26, 2016

Lennar Corporation

$500,000,000 4.750% Senior Notes due 2021

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated February 26, 2016 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.750% Senior Notes due 2021

Ranking:	Senior Unsecured

Offering Format:	SEC-Registered

Size:	$500,000,000

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer (before expenses):	$496,750,000

Coupon:	4.750%

Maturity Date:	April 1, 2021

Public Offering Price:	100.000%

Yield to Maturity:	4.750%

Anticipated Ratings*:	Ba2 (Moody’s) BB (S&P) BB+ (Fitch)

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2016

Trade Date:	February 26, 2016

Expected Settlement Date:	March 4, 2016 (T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their own advisors.

Redemption at our Option:	We may redeem the Notes in whole at any time or in part from time to time. If we redeem any of the Notes more than 60 days prior to their scheduled maturity date, the redemption price of those Notes will be equal to the greater of (i) 100% of their principal amount; or (ii) the present value of the payments of interest (excluding any interest accrued to the redemption date) and principal (including principal due on redemption) that would be due after the actual redemption date if those Notes were redeemed on the day that is 60 days prior to their scheduled maturity date, discounted to the date of the actual redemption, on a semi-annual basis, at the Treasury Rate plus 50 basis points (0.500%). If we redeem any of the Notes on or after the date that is 60 days prior to the scheduled maturity date of the Notes, the redemption price of those Notes will be equal to 100% of the principal amount of the Notes. In any redemption, we will also pay accrued and unpaid interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

CUSIP / ISIN:	526057 BX1 / US526057BX14

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Mizuho Securities USA Inc.

Goldman, Sachs & Co.

RBC Capital Markets, LLC

Co-Manager:	Fifth Third Securities, Inc.

Experts:	The consolidated financial statements and the related financial statement schedule incorporated in the prospectus supplement by reference, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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